Mail Stop 4720

June 29, 2009

Terrence E. Bichsel
Executive Vice President and
Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th floor
Akron, Ohio 44308

>   **Re: FirstMerit Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **File No. 0-10161**

Dear Mr. Bichsel:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 16 – Fair Value Measurement, page 91

1.   We note your disclosure regarding the use of a third party pricing service and non-binding broker quotes to determine the fair value of a significant portion of your available-for-sale securities. In the interest of transparency, please revise your future filings to disclose the following:

- the number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements;

- whether you adjusted quotes or prices you obtained from brokers and pricing services and if so, how and why;

- the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157; and

- the amount, by level, of financial instruments measured using independent pricing services and the amount measured using indicative quotes from independent brokers.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call me at (202) 551-3426 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Angela Connell
Reviewing Accountant